October 11, 2013

VIA FAX, OVERNIGHT MAIL AND EDGAR

Kevin Stertzel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 0-13292

Dear Mr. Stertzel:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2013 (the “Staff Letter”) with respect to the Company’s Form 10-K filed February 22, 2013 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 703-813-6968 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

FORM 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 65

Staff’s Comment:

1.

We note your response to our prior comment number one and are unable to agree with your conclusion. ASC 840-10-15-8 states that agreements meet the definition of a lease even though substantial services may be called for in connection with the operation or maintenance of such assets. It appears your fees for dismantlement and return delivery are outside the scope of ASC 840, as they do not involve the operation or maintenance of the

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assets. As such, it continues to appear these elements of your arrangements should be separated as required by ASC 840-10-15-19 and accounted for in accordance with ASC 605-25-15-3A(b). Please provide us with an enhanced explanation of why you believe these other elements of your agreements should not be bifurcated and accounted for separately.

Company’s Response:

We believe the facts and circumstances and accounting literature support the treatment of modular building dismantlement and return delivery fees as lease related, therefore, are in the scope of ASC 840 and accounted for as minimum lease payments.

Modular building lease agreements include charges upon delivery, monthly rent and charges upon return. The return services are a legal obligation of the lease agreement that must be performed by the Company. The installation and dismantlement process for modular buildings has a number of complex steps and critical safety procedures and, as a result, the Company only uses a handful of qualified installation vendors that follow a specific set of written instructions to perform the required steps. The installation and dismantlement of our buildings requires modular building knowledge. Each building type, size and configuration requires different types of hardware, bolts/washers, modification line strips, sealants, roof caps, battens, electrical crossover connections, etc. Each building has different ramping, or stairs, for entrance depending upon the installation, site location and use. The Company has developed foundation systems with our engineers to ensure compliance with each state’s seismic codes. These standards are followed to ensure the building is fastened and connected properly depending upon the size and type of chassis installed. Accordingly, the Company does not allow its customers to separately contract with third parties or perform this service themselves due to the complexity of the service, risk of injury and risk of damage to our property. In addition, the Company does not lease modular buildings without dismantlement and return services included.

Payments for dismantlement and return delivery of the modular building at the end of the lease term are not considered separate non-lease elements because they are payments the lessee is obligated to make or can be required to make in connection with the leased property. We have assessed these services and concluded that they are minimum lease payments and lease related in accordance with ASC 840-10-15-8 as the installation and dismantlement services are essential to the leased asset, are an obligation of the lease, the leased asset has no value without these services and modular lease agreements are never executed without dismantlement and return delivery included.

This conclusion is further supported by published interpretations of lease accounting literature. The CCH Accounting Research Manager, Interpretations and Examples—ASC 840-10-25-5.G: Form of Minimum Lease Payments states:

“Minimum lease payments include all payments that the lessee is obligated to make or can be required to make in connection with the leased property. In our view, the form of the payment is not important; the fair value of all forms of

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consideration given to the lessor should be included in minimum lease payments. “Consideration” should be broadly defined to include obligations incurred on behalf of the lessor, services provided to the lessor at less than market rates, assets transferred to the lessor (whether or not the assets have been recognized on the lessee’s balance sheet), and so forth.

The following are examples of consideration that should be included in minimum lease payments by the lessor and lessee:

•	Lessee’s payment of lessor’s initial direct costs of originating the lease (see Interpretation 840-20-25-7.A);

•	Equity instruments transferred to the lessor;

•	The fair value of options written by the lessee for the benefit of the lessor, or options held by the lessee and transferred to the lessor (see Interpretations 840-10-20.O and 840-10-20.H );

•	The lessor’s right to use the lessee’s property without payment of adequate consideration; and

•	Lessee’s payment of costs to dismantle, ship, store, or sell the leased asset at the end of the lease term (see Interpretation 840-10-25-5.L).” [Emphasis added]

Accounting guidance for asset retirement obligations (ASC-410-20-15-3(e)) states that if the obligations of a lessee in connection with leased property, whether imposed by a lease agreement or by a party other than the lessor, meet the definition of either minimum lease payments or contingent rentals they would be accounted for within ASC 840. Dismantlement and return delivery payments do not meet the definition of an asset retirement obligation because the improvements, or services, are not owned by the lessee and are not due to a modification of the asset by the lessee. Therefore, the payments must be part of minimum lease payments. Accounting practice and interpretive literature published by major accounting firms confirms this assessment.

In Ernst & Young’s Financial reporting developments – A comprehensive guide – Lease accounting, Revised October 2011, within the lessee’s obligations for asset retirement obligations section 2.9.1.6, the following guidance can be found for costs imposed on a lessee by a lease to dismantle or remove a leased asset:

“Minimum lease payments are the payments that the lessee is obligated to make or can be required to make in connection with the leased property. This definition has been interpreted fairly broadly to cover not only monies that are required to be paid to the lessor but also obligations imposed on the lessee under the lease that may be paid to third parties. The estimated costs imposed by a lease requiring a lessee to dismantle and remove a leased asset at the end of the lease term are recognized as a component of minimum lease payments. By including the removal costs in minimum lease payments, the estimated removal costs will be accrued over the term of an operating lease (on a basis such that rent expense consisting of both cash payments and accrual of the estimated removal costs is

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recognized on a straight-line basis over the lease term). On termination of an operating lease, the liability for removal costs is fully recognized.” [Emphasis added]

Since the Company’s inception in 1979 until December 31, 1999, the delivery and installation fees charged at the start of the lease and dismantlement and return delivery fees charged at the end of the lease were recorded separately when the services were performed. With the issuance of SEC Staff Accounting Bulletin No. 101 – Revenue Recognition in Financial Statements on December 3, 1999, the Company re-examined all of its revenue recognition policies, including the accounting treatment for its modular building operating leases. The review resulted in the conclusion that the negotiated transaction contained interrelated elements of rent and fees that were lease related and was one integral transaction. Effective January 1, 2000, the Company changed its accounting for delivery and return delivery revenues for modular buildings to the current straight-line method in accordance with SFAS No. 13 - Accounting For Leases. Subsequent to this change, the Company responded to the SEC Staff’s inquiries regarding our accounting for “revenue related to rental services over the term of the lease” in our response dated May 21, 2002. (to be separately provided in our delivery copy.) Finally, there have been no subsequent changes to the relevant facts and circumstances in our modular business from that time and we believe the accounting for these services on a straight-line basis continues to be appropriate and should not be separated in accordance with ASC 840-10-15-19.

Staff’s Comment:

2.	We note your revenue recognition accounting policy disclosure regarding your Adler Tank business appears to indicate you account for revenues relating to the delivery, removal and cleaning of tanks and boxes, in the period the services are performed. As such, it’s unclear why you believe return delivery revenues associated with modular buildings should be accounted for over the term of the lease, while return revenues and other services associated with tanks and boxes should be recognized in the period the services are performed. Please explain how these services and the underlying facts and circumstances are different, such that different accounting treatment is warranted.

Company’s Response:

The Company’s Adler Tank business was acquired in December 2008. At that time management evaluated the underlying facts and circumstances regarding the acquired business to develop the appropriate revenue recognition policy for the Adler Tank business. For the Adler Tank business, the delivery and return delivery of tanks and boxes is a different and much simpler process than for modular buildings consisting only of a trucking service to deliver, or return deliver, the asset from the customer site. There is no installation and dismantling process similar to that required for modular buildings. Also, for the Adler Tank business, the return delivery is not a contractual obligation of the lease agreement to be performed by the lessor. The customer is

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allowed to separately arrange and contract for the delivery and return delivery. Often our customers utilize their own trucking fleets to perform pick up and return delivery services of our tanks and boxes.

The Adler Tank business is a short-term rental business with rentals quoted on a daily basis compared to a monthly basis for modular buildings. The Adler Tank business typically does not have a stated lease term due to the short-term nature of the arrangement. Typically, the Adler Tank business’ actual lease terms are one to six months. For modular buildings, the typical contracted lease term is twelve to twenty four months. For modular buildings, the billing for the dismantlement and return delivery fees can be billed as part of the monthly rental rate, or at the beginning of the lease, which further supports that these fees are integral to the lease. This billing practice does not occur with the Adler business.

Based upon these facts, we determined the appropriate accounting for the Adler Tank business was different from modular buildings because for Adler the return delivery services are not integral to the lease, are often performed by the customer and are not a legal obligation of the lease to be performed by the lessor. In accordance with ASC 840-10-15-19, these non-lease elements are accounted for separately on a relative fair value basis, consistent with guidance in ASC 605-25-15-3A(b) and recognized in profit or loss in the period performed and not on a straight-line basis over the lease term.

*     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, David Whitney, our corporate controller at (925) 453-3196, or our counsel, Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt
Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

October 11, 2013

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cc:	W. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

Jaclyn Liu, Esq.

Morrison & Foerster LLP

Mike Rebholtz

Grant Thornton LLP